Exhibit 99.1 Financial Report Grupo Financiero Galicia S.A. rd 3 Quarter of the 2021 Fiscal Year 1

Grupo Financiero Galicia Grupo Financiero Galicia S.A. (BYMA/NASDAQ: GGAL), Buenos Aires, Argentina, November 23, 2021 Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “GFG”) announced its financial results for the third quarter of the 2021 fiscal year that ended on September 30, 2021 (the “Quarter”). This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated herein. For a correct interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other information periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and with Nasdaq (www.nasdaq.com). Readers of this report must note that this is a translation based upon an original version that was written and expressed in Spanish. As such, the original Spanish version shall control in all respects, including with respect to any matters of interpretation. Diego Rivas Pablo Firvida Chief Financial Officer Investor Relations Officer 2

+1 334 323 0501 November 24, 2021 Conference Call Conference ID: 2258051 11:00 a.m. (Eastern Time) Highlights $9,409 million Net Income +24% vs. 3Q 2020 14.24% 56.13 % ROE Efficiency Except as otherwise noted, +157 bp vs. 3Q 2020 +605 bp vs. 3Q 2020 the information in this report was adjusted and restated in 11.29% 10.45% constant currency, in Market Share: Market Share: Loans to the private sector Deposits to the private sector accordance with IAS 29 ‐145 bp. vs. 3Q 2020 +30 bp. vs. 3Q 2020 “Financial Information in Hyperinflationary Economies”. $6.38 26.10% Net Profit per share Capital Ratio 3 3

Selected financial information Selected ratios Percentages 2021 2021 2020 Variation (bp) 3Q 2Q 3Q vs. 2Q21 vs. 3Q20 ROA 2.56 2.70 2.08 (14) 48 ROE 14.24 15.47 12.67 (123) 157 Financial Margin 16.89 16.79 18.07 10 (118) Efficiency ratio 56.13 61.48 50.08 (535) 605 (1) Capital ratio 26.10 24.48 22.91 162 319 NPL Ratio 3.96 3.02 2.72 94 124 Allowance for loan losses / Private‐sector 6.73 6.68 7.33 5 (60) financing Coverage 169.91 221.10 269.72 (5,119) (9,981) Non‐accrual portfolio with guarantees to non‐accrual portfolio 7.72 8.62 18.90 (90) (1,118) Cost of risk 3.17 3.84 4.83 (67) (166) (1) Banco Galicia consolidated with Naranja X. Share evolution In pesos, except otherwise noted 2021 2021 2020 Variation (bp) 3Q 2Q 3Q vs. 2Q21 vs. 3Q20 Market price Shares – BYMA 193.85 146.60 105.90 4,725 8,795 ADS – NASDAQ (in US$) 10.07 8.62 7.24 145 283 Price BYMA / book value 1.07 0.84 0.64 23 43 Average daily volume (in thousands of shares) Variation (%) BYMA 1,896 1,925 3,264 (2) (42) (1) NASDAQ 8,979 7,559 14,643 19 (39) Financial Information Shares outstanding (in thousands of shares) 1,474,692 1,474,692 1,426,765 ‐ 3 Book value per share (in pesos) 180.6 174.3 165.6 4 9 Net income per share (in pesos) 6.38 6.58 5.26 (3) 21 (1) Expressed in equivalent shares: 10 ordinary shares = 1 ADS. 4

Consolidated Information Additional Information 2021 2021 2020 2020 3Q 2Q 1Q 4Q 3Q Employees 8,744 8,817 9,025 9,326 9,463 Banco Galicia 5,406 5,501 5,602 5,764 5,842 Naranja X 2,869 2,858 2,979 3,104 3,165 Fondos Fima 23 23 23 24 25 Galicia Seguros 331 350 344 368 385 8,744 498 Other subsidiaries 115 85 77 66 46 Branches and Employees Branches and other points of others points of sale sales 498 508 508 509 510 Banco Galicia 318 327 327 326 326 Naranja X 180 181 181 183 184 Deposit Accounts at Banco Galicia (in thousands) 6,308 6,250 6,226 6,180 6,148 Credit Cards (in thousands) 13,783 13,757 13,764 13,688 13,490 Banco Galicia 5,120 5,111 5,105 5,075 5,009 Naranja X 8,663 8,646 8,659 8,613 8,481 Fondos Fima: assets under 6,308 13,783 management (in thousand Deposit accounts Credit Cards million pesos) 309 276 298 264 279 At Banco Galicia (in thousands) (in thousands) 5

Grupo Financiera Galicia is made up of Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”), Tarjetas Regionales S.A. (“Naranja X”), Sudamericana Holding S.A. (“Galicia Seguros”), Galicia Asset Management S.A.U. (“Fondos Fima”), IGAM L.L.C. (“Inviu”) and Galicia Securities S.A.U. GFG is one of the main financial services holding companies in Argentina. GFG provides savings, credit and investment opportunities to individuals and companies and its board of directors is focused on customer experience and sustainable development. 6

Results for the Quarter Net income attributable to GFG for the Quarter amounted to Ps.9,409 The foregoing result was mainly attributable to profits realized from GFG’s million, which represented a 2.56% annualized return on average assets interests in Banco Galicia (for Ps.6,865 million), in Naranja X (for Ps.2,183 and a 14.24% return on average shareholders’ equity. million), in Fondos Fima (for Ps.437 million) and in Galicia Seguros (for Ps.248 million). Income Statement 2021 2021 2020 Variation (%) In millions of pesos, except otherwise noted 3Q 2Q 3Q vs. 2Q21 vs. 3Q20 Results from Equity Investments 9,494 9,748 7,648 (3) 24 Banco Galicia 6,865 7,287 6,027 (6) 14 Naranja X 2,183 1,711 448 28 387 Fondos Fima 437 436 523 ‐ (16) Galicia Seguros 248 340 416 (27) (40) Other subsidiaries (239) (26) 234 819 (202) Net operating income 38 177 189 (79) (80) Administrative expenses (70) (105) (69) (33) 1 Other operating income and expenses (2) (3) (5) (33) (60) Results from the net monetary position (34) (79) (204) (57) (83) Income tax (17) (29) (46) (41) (63) Net income attributable to GFG 9,409 9,709 7,513 (3) 25 Other comprehensive income (53) 17 (141) (412) 62 Comprehensive income attributable to GFG 9,356 9,726 7,372 (4) 27 7 7

Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2021 2021 2020 Variation (%) 3Q 2Q 3Q vs. 2Q21 vs. 3Q20 Assets Cash and due from banks 229,860 245,715 217,875 (6) 6 Debt securities 211,405 272,322 278,083 (22) (24) Net loans and other financing 600,967 620,426 699,527 (3) (14) Other financial assets 342,362 237,044 150,356 44 128 Investment in subsidiaries, associates and joint ventures 194 249 69 (22) 181 Property, bank premises, equipment 57,239 58,194 60,362 (2) (5) Intangible assets 19,398 19,446 19,948 ‐ (3) Other assets 14,643 14,487 20,093 1 (27) Assets available for sale 1 1 76 ‐ (99) Total assets 1,476,069 1,467,884 1,446,389 1 2 Liabilities Deposits 932,054 955,022 937,672 (2) (1) Financing from financial entities 19,429 18,608 14,480 4 34 Other financial liabilities 144,797 132,452 119,056 9 22 Notes 29,115 26,336 26,997 11 8 Subordinated notes 24,736 26,917 29,273 (8) (15) Other liabilities 59,532 51,500 77,002 16 (23) Total liabilities 1,209,663 1,210,835 1,204,480 ‐ ‐ Shareholders’ equity attributable to third parties ‐ ‐ 5,664 N/A (100) Shareholders’ equity attributable to GFG 266,406 257,049 236,245 4 13 Total Shareholders’ equity 266,406 257,049 241,909 4 10 8

Financial Report

Income Statement

In millions of pesos, except otherwise noted		2021	2020		Variation (%)
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Net interest income	26,379	19,222	20,379	37	29
Interest income	68,161	61,390	52,091	11	31
Interest related expenses	(41,782)	(42,168)	(31,712)	(1)	32
Net fee income	14,134	13,393	13,608	6	4
Fee income	16,992	15,924	16,591	7	2
Fee related expenses	(2,858)	(2,531)	(2,983)	13	(4)
Net results from financial instruments	21,670	26,420	25,665	(18)	(16)
Gold and foreign currency quotation differences	682	969	3,621	(30)	(81)
Other operating income	6,916	10,315	6,749	(33)	2
Underwriting income from insurance business	1,478	2,043	1,889	(28)	(22)
Loan loss provisions	(2,896)	(5,191)	(9,162)	(44)	(68)
Net operating income	68,363	67,171	62,749	2	9
Personnel expenses	(9,824)	(10,807)	(11,314)	(9)	(13)
Administrative expenses	(10,162)	(9,608)	(10,289)	6	(1)
Depreciations and devaluations of assets	(3,352)	(3,398)	(2,773)	(1)	21
Other operating expenses	(14,813)	(13,190)	(11,488)	12	29
Operating Income	30,212	30,168	26,885	-	12
Results from the net monetary position	(16,084)	(16,993)	(11,153)	(5)	44
Results from associates and joint ventures	(55)	(23)	-	139	N/A
Income tax	(4,664)	(3,443)	(8,127)	35	(43)
Net income	9,409	9,709	7,605	(3)	24
Net income attributable to third parties	-	-	92	-	100
Net income attributable to GFG	9,409	9,709	7,513	(3)	25
Other comprehensive income	(53)	17	(141)	(412)	62
Total comprehensive income	9,356	9,726	7,464	(4)	25
Comprehensive income attributable to third parties	-	-	92	-	100
Comprehensive income attributable to GFG	9,356	9,726	7,372	(4)	27

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Since 1905, Banco Galicia has been a part of the development of Argentina, serving as one of the country’s primary private banks controlled by the Argentine national capital. Through Banco Galicia’s assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout Argentina. Banco Galicia is strategically focused on customer experience and digital transformation, with the goal of achieving successful and efficient growth. 10 10

Banco Galicia Highlights $6,865 million Net Income +14% vs. 3Q 2020 The data shown in the tables of this 56.79% 12.54% report and the +1,163 bp vs. 3Q 2020 +46 bp. vs. 3Q 2020 financial statements Efficiency ROE correspond to Banco de Galicia 11.29% 10.45% y Buenos Aires S.A.U. Market Share: Market Share: Loans to the private sector Deposits to the private sector ‐145 bp vs. 3Q2020 +30 bp vs. 3Q2020 318 5,406 Branches Employees 11 11

Financial Report

Results for the Quarter

Net income for the Quarter amounted to Ps.6,865 million, Ps.838 million (14%) higher than the figure recorded in the same quarter of the 2020 fiscal year. This was primarily due to a Ps.2,820 million (6%) higher net operating income, a Ps.1,434 million (18%) lower loss from personnel expenses and a Ps.4,263 million (61%) decrease in income tax, offset by a Ps.4,237 million (48%) increase in the results from net monetary position and Ps.2,528 million (28%) higher other operating expenses.

The net operating income amounted to Ps. 50,842 million, 6% higher than the Ps.48,022 million recorded in the same quarter of the 2020 fiscal year. This was primarily due to a Ps.2,061 million (13%) increase in net interest income and the reduction of loan-loss provision for Ps.6,260 million (80%), offset by a Ps.2,774 million (11%) lower net result from financial instruments.

Income Statement

In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Net interest income	17,484	10,358	15,423	69	13
Net fee income	7,896	7,584	7,608	4	4
Net results from financial instruments	21,372	26,412	24,146	(19)	(11)
Gold and foreign currency quotation differences	616	798	3,437	(23)	(82)
Other operating income	5,010	8,300	5,204	(40)	(4)
Loan-loss provisions	(1,536)	(3,397)	(7,796)	(55)	(80)
Net operating income	50,842	50,055	48,022	2	6
Personnel expenses	(6,717)	(7,070)	(8,151)	(5)	(18)
Administrative expenses	(7,360)	(6,897)	(7,022)	7	5
Depreciations and devaluations of assets	(2,539)	(2,535)	(2,037)	-	25
Other operating expenses	(11,649)	(10,392)	(9,121)	12	28
Operating income	22,577	23,161	21,691	(3)	4
Results from the net monetary position	(13,011)	(13,670)	(8,774)	(5)	48
Results from associates and joint businesses	(23)	25	51	(192)	(145)
Income tax	(2,678)	(2,229)	(6,941)	20	(61)
Net Income	6,865	7,287	6,027	(6)	14
Other comprehensive income	(48)	10	(156)	(580)	69
Total comprehensive income	6,817	7,297	5,871	(7)	16

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Financial Report

Profitability and efficiency					
Percentages, except otherwise noted	2021		2020	Variation (bp)	
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
ROA	2.09	2.27	1.76	(18)	33
ROE	12.54	13.97	12.08	(143)	46
Financial margin	15.86	15.61	16.98	25	(112)
Efficiency ratio	56.79	61.40	45.16	(461)	1,163

Yields and rates

Interest-earning assets[1]										
Average balances: in millions of pesos. *Yields and rates: annualized nominal %*	2021				2020		Variation (%/bp)			
	3Q		2Q		3Q		vs. 2Q21		vs. 3Q20	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	818,975	37.27	792,850	37.49	844,036	32.37	3	(22)	(3)	490
Government securities	236,906	40.36	285,710	39.13	278,422	35.01	(17)	123	(15)	535
Loans	356,421	36.35	404,590	37.02	481,770	33.12	(12)	(67)	(26)	323
Other interest-earning assets	225,648	35.48	102,550	34.74	83,844	19.30	120	74	169	1,618
In foreign currency	58,123	9.38	66,568	8.71	89,304	6.69	(13)	67	(35)	269
Government securities	1,700	18.00	4,802	11.03	133	65.32	(65)	697	1,178	(4,732)
Loans	53,409	6.00	59,082	6.50	85,988	7.21	(10)	(50)	(38)	(121)
Other interest-earning assets	3,014	64.29	2,683	53.15	3,182	(9.82)	12	1,114	(5)	7,411
Interest-earning assets	877,099	35.42	859,418	35.26	933,340	29.92	2	16	(6)	550

1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets amounted to Ps.877,099 million, decreasing Ps.56,241 million (6%) as compared to the figure recorded in the third quarter of the 2020 fiscal year. This was primarily as a consequence of a Ps.32,579 million (38%) decrease in the average volume of dollar-denominated loans, a decrease of the Ps. 125,349 million (26%) in the average peso-denominated loan portfolio and of a decrease of Ps.41,516 million (15%) in government securities (in pesos), partially offset by a Ps.141,804 million (169%) increase in other interest-earning assets (in pesos).

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Financial Report

Dollar-denominated loans decreased due to lower volume of pre-financing and financing of export, whereas the reduction in peso-denominated loans was due to lower promissory notes and credit-card loans.
On the other hand, the increase in other interest-earning assets was related to a higher volume of repurchase agreement transactions with Argentine Central Bank.

The average yield on interest-earning assets for the Quarter was 35.42%, representing a 550 bp increase as compared to the same quarter of the prior fiscal year. This was primarily due to the growth in the average yield in peso-denominated other interest-earning assets.

Interest-bearing liabilities(1)

Average balances: in millions of pesos.
Yields and rates: annualized nominal %

	2021				2020		Variation (%/bp)			
	3Q		2Q		3Q		vs. 2Q21		vs. 3Q20	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	548,650	27.88	545,190	28.53	566,890	20.64	1	(65)	(3)	724
Saving accounts	100,205	0.02	92,357	0.02	103,860	0.02	8	-	(4)	-
Time deposits	339,905	35.04	353,397	35.39	311,758	29.87	(4)	(35)	9	517
Other Deposits	104,530	31.08	95,364	30.40	145,000	15.69	10	68	(28)	1,539
Debt securities	2,271	37.18	2,306	38.68	2,502	9.11	(2)	(150)	(9)	2,807
Other interest-bearing liabilities	1,739	30.26	1,766	31.37	3,770	23.13	(2)	(111)	(54)	713
In foreign currency	200,229	1.12	209,098	1.50	244,720	1.49	(4)	(38)	(18)	(37)
Saving accounts	115,667	-	119,347	-	131,320	-	(3)	-	(12)	-
Time deposits	37,190	0.65	39,133	0.67	51,276	1.41	(5)	(2)	(27)	(76)
Other Deposits	7,626	-	6,949	-	9,153	-	10	-	(17)	-
Debt securities	29,949	5.91	32,263	7.89	39,965	5.74	(7)	(198)	(25)	17
Other interest-bearing liabilities	9,797	2.43	11,406	2.86	13,006	4.86	(14)	(43)	(25)	(243)
Interest-bearing liabilities	748,878	20.73	754,287	21.04	811,610	14.87	(1)	(31)	(8)	586

1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Average interest-bearing liabilities reached Ps.748,878 million, decreasing Ps.62,731 million during the same period primarily due to corresponding decreases in the average balance of peso-denominated other deposits, for Ps.40,470 million (28%), in dollar-denominated time deposits, for Ps.14,086 million (27%), and in dollar-denominated saving accounts, for Ps.15,653 million (12%). These results were offset by an increase in pesos-denominated time deposits, for Ps.28,148 million (9%).

The average cost of interest-bearing liabilities was 20.73%, representing a 586 bp increase as compared to the third quarter of the prior fiscal year, mainly due to a 1,539 bp increase in the average interest rate on other deposits in pesos and a 517 bp increase in the average interest rate on peso-denominated time deposits.

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Financial Report

Net interest income

Net Interest Income					
In millions of pesos, except otherwise noted		2021	2020		Variation (%)
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Interest income	56,290	50,044	45,587	12	23
Public sector securities	3,731	3,946	1,317	(5)	183
Loans and other financing	33,286	38,277	41,378	(13)	(20)
Financial sector	293	596	755	(51)	(61)
Non-financial private sector	32,993	37,681	40,623	(12)	(19)
Overdrafts	2,442	3,061	2,904	(20)	(16)
Promissory notes	12,197	13,952	16,847	(13)	(28)
Mortgage loans	3,897	5,028	3,876	(22)	1
Pledge loans	965	916	481	5	101
Personal loans	5,496	5,599	5,473	(2)	-
Credit-card loans	7,215	8,079	8,620	(11)	(16)
Financial leases	70	85	134	(18)	(48)
Pre-financing and financing of export	489	636	1,120	(23)	(56)
Other	222	325	1,168	(32)	(81)
Other interest-earning assets	19,273	7,821	2,892	146	566
Interest expenses	(38,806)	(39,686)	(30,164)	(2)	29
Deposits	(37,960)	(38,587)	(29,154)	(2)	30
Saving accounts	(4)	(4)	(5)	-	(20)
Time deposits and term investments	(29,836)	(31,335)	(23,462)	(5)	27
Other	(8,120)	(7,248)	(5,687)	12	43
Financing from financial institutions	(82)	(112)	(201)	(27)	(59)
Repurchase agreement transactions	(46)	(23)	(14)	100	229
Other interest-bearing liabilities	(64)	(89)	(532)	(28)	(88)
Notes	(654)	(875)	(263)	(25)	149
Net interest income	17,484	10,358	15,423	69	13

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Financial Report

Net interest income for the Quarter amounted to Ps.17,484 million, representing a Ps.2,061 million (13%) increase as compared to the Ps.15,423 million profit recorded for the same quarter of the 2020 fiscal year.
Interest income for the Quarter reached Ps.56,290 million, increasing 23% from the Ps.45,587 million recorded in the same quarter of the 2020 fiscal year. This increase was primarily a consequence of higher other interest-earning assets (for Ps.16,381 or 566%) and interests on public sector securities (for Ps.2,414 million or 183 %), offset by lower interests on promissory notes (for Ps.4,650 million or 28%) and on credit-card loans (for Ps.1,405 million or 16%).
Interest expenses amounted to Ps.38,806 million, up 29% from the same quarter of the prior fiscal year, mainly due to higher interests on time deposits and term investments (for Ps.6,374 million or 27%).

Net fee income

Net Fee Income

In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Credit cards	4,178	4,290	4,537	(3)	(8)
Deposit accounts	1,922	1,689	1,544	14	24
Insurance	495	487	481	2	3
Financial fees	22	11	66	100	(67)
Credit- related fees	56	70	243	(20)	(77)
Foreign trade	792	689	765	15	4
Collections	818	774	621	6	32
Utility-Bills collection services	1,102	1,054	771	5	43
Mutual Funds	168	147	172	14	(2)
Other	587	564	711	4	(17)
Total fee income	10,140	9,775	9,911	4	2
Total expenditures	(2,244)	(2,191)	(2,303)	2	(3)
Net fee income	7,896	7,584	7,608	4	4

Net fee income amounted to Ps.7,896 million, growing 4% from the Ps.7,608 million recorded in the third quarter of the previous fiscal year mainly due to higher fees for deposit accounts (for Ps.378 million or 24%) and for utility-bills collection services (for Ps.331 million or 43%), offset by lower credit-related fees (for Ps.359 million or 8%).

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Financial Report

Net income from financial instruments

Net Income from Financial Instruments					
In millions of pesos, except otherwise noted		2021	2020	Variation (%)	
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Government securities	20,252	24,132	22,922	(16)	(12)
Argentine Central Bank	17,016	17,247	19,970	(1)	(15)
Other	3,236	6,885	2,952	(53)	10
Private sector securities	611	1,087	214	(44)	186
Derivative financial instruments	500	1,198	610	(58)	(18)
Forward transactions	500	1,199	609	(58)	(18)
Interest-rate swaps	-	(1)	1	100	(100)
Results from derecognition of assets	9	(5)	400	280	(98)
Net income from financial instruments	21,372	26,412	24,146	(19)	(11)

Net income from financial instruments for the Quarter amounted to Ps.21,372 million, decreasing Ps.2,774 million from the Ps.24,146 million recorded in the same quarter of the 2020 fiscal year as a consequence of a Ps.2.954 million (15%) decrease in results from Argentine Central Bank securities. This result was related to lower holdings of financial instruments.

Gold and foreign currency quotation differences

During the Quarter, a Ps.616 million profit from gold and foreign currency quotation differences was recorded, as compared to a Ps.3,437 million profit recorded from the same quarter of the 2020 fiscal year. This was as consequence of the limitation to exchange foreign currency in the market. This result includes a Ps.261 million gain from foreign-currency trading.

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Other operating income Other Operating Income 2021 2021 2020 Variation (%) In millions of pesos, except otherwise noted 3Q 2Q 3Q vs. 2Q21 vs. 3Q20 Other financial income 10 71 154 86 (94) Fees from bundles of products 2,061 2,186 2,097 (6) (2) Rental of safe deposit boxes 533 469 437 14 22 Other fee income 285 341 267 (16) 7 Other adjustments and interest on miscellaneous receivables 1,260 1,889 1,852 (33) (32) Other 861 3,344 397 (74) 117 Total other operating income 5,010 8,300 5,204 (40) (4) Other operating income for the Quarter reached Ps.5,010 million, Personnel expenses decreasing Ps.194 million (7%) from the Ps.5,204 million recorded in the third quarter of the 2020 fiscal year mainly as a consequence of a Ps.592 Personnel expenses amounted to Ps.6,717 million, decreasing Ps.1,434 million (32%) decrease in other adjustments and interest on miscellaneous million (18%) from the same quarter of the 2020 fiscal year mainly due to receivables and a Ps.144 million (94%) decrease in other financial income, a 7% decrease in staff. offset by the Ps.464 million (117%) increase in other income. Provisions for loan losses Provisions for loan losses for the Quarter amounted to Ps.1.536 million, Ps.6,260 million (80%) lower than those recorded in the same quarter of the prior fiscal year. 18 18

Financial Report

Administrative Expenses

Administrative Expenses					
In millions of pesos, except otherwise noted		2021	2020		Variation (%)
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Fees and compensations for services	357	226	721	58	(50)
Fees to directors and syndics	14	16	20	(13)	(30)
Publicity, promotion and research expenses	363	261	299	39	21
Taxes	1,609	1,502	1,212	7	33
Maintenance and repairment of goods and IT	1,672	1,704	1,641	(2)	2
Electricity and communications	467	505	567	(8)	(18)
Representation expenses	-	1	-	(100)	-
Stationery and office supplies	91	76	50	20	82
Hired administrative services	1,382	1,418	1,002	(3)	38
Security	226	192	241	18	(6)
Insurance	92	98	76	(6)	21
Other	1,087	898	1,193	21	(9)
Total administrative expenses	7,360	6,897	7,022	7	5

Administrative expenses for the Quarter totaled Ps.7,360 million, increasing 5% as compared to the third quarter of the 2020 fiscal year as a consequence of a Ps.397 million (33%) increase in taxes, offset by Ps.364 million (50%) lower fees and compensations for services.

Depreciation and devaluation of assets

Depreciation and devaluation of assets amounted to Ps.2,539 million, up 25% from the same quarter of the 2020 fiscal year.

19

Financial Report

Other operating expenses

Other Operating Expenses					
In millions of pesos, except otherwise noted		2021	2020		Variation (%)
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Contribution to the Deposit Insurance Fund	378	362	395	4	(4)
Other financial expenses	10	-	(9)	-	(211)
Turnover tax	5,890	5,608	4,567	5	29
On financial income	4,019	3,834	3,140	5	28
On fees	1,652	1,567	1,261	5	31
On other items	219	207	166	6	32
Other fee-related expenses	1,925	1,917	1,897	-	1
Charges for other provisions	2,578	1,691	1,878	52	37
Claims	464	516	144	(10)	222
Other	404	298	249	36	62
Total other operating expenses	11,649	10,392	9,121	12	28

Other operating expenses for the Quarter amounted to Ps.11,649 million, representing a Ps.2,528 million (28%) increase as compared to the Ps.9,121 million recorded in the third quarter of the previous fiscal year. This increase was mainly related to higher expenses on turnover tax, for Ps.1,323 million (29%), and charges for other provisions, that grew Ps.700 million (37%) as compared to the figure recorded for the same period of the previous fiscal year.

Income tax

The income tax charge was Ps.2,678 million, Ps.4,263 million lower than the figure recorded in the third quarter of the 2020 fiscal year.

Other comprehensive income

Other comprehensive income for the Quarter amounted to Ps.48 million, compared to a Ps.156 million profit recorded in the same period of the 2020 fiscal year.

20

Financial Report

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted		2021	2020	Variation (%)	
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Assets					
Cash and due from banks	226,696	242,503	214,695	(7)	6
Debt securities	211,409	272,608	277,624	(22)	(24)
Net loans and other financing	465,164	494,226	607,474	(6)	(23)
Other financial assets	335,969	232,254	135,463	45	148
Equity investments in subsidiaries, associates and joint businesses	597	626	604	(5)	(1)
Property, bank premises, equipment	50,399	51,201	53,097	(2)	(5)
Intangible assets	17,490	17,487	17,450	-	-
Other assets	4,408	5,686	8,487	(22)	(48)
Assets available for sale	1	1	78	-	(99)
Total assets	1,312,133	1,316,592	1,314,972	-	-
Liabilities					
Deposits	935,474	958,067	939,910	(2)	-
Financing from financial entities	10,557	12,135	14,314	(13)	(26)
Other financial liabilities	70,381	61,320	57,401	15	23
Notes	8,221	7,144	14,314	15	(43)
Subordinated notes	24,736	26,917	29,273	(8)	(15)
Other liabilities	42,507	37,569	59,135	13	(28)
Total liabilities	1,091,876	1,103,152	1,114,347	(1)	(2)
Shareholders' equity	220,257	213,440	200,625	3	10
Foreign currency assets and liabilities					
Assets	264,058	272,799	289,468	(3)	(9)
Liabilities	254,468	269,709	293,037	(6)	(13)
Net forward purchases/(sales) of foreign currency [1]	(12,459)	(15,690)	(253)	(21)	4,825
Net global position in foreign currency	(2,869)	(12,600)	(3,822)	77	(25)

(1) Recorded off-balance sheet.

21

Financial Report

Level of activity

Financing

Financing to the Private Sector(1)					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
In pesos	449,664	469,796	553,330	(4)	(19)
Loans	399,674	418,843	493,101	(5)	(19)
UVA-adjusted loans	33,791	35,868	42,242	(6)	(20)
Financial leases	438	475	957	(8)	(54)
Debt securities	-	-	5	-	(100)
Other financing[(2)]	15,761	14,610	17,025	8	(7)
In foreign currency	62,397	73,022	125,749	(15)	(50)
Loans	48,453	60,666	82,248	(20)	(41)
Financial leases	1,014	1,269	2,071	(20)	(51)
Debt securities	-	-	30	-	(100)
Other financing[(2)]	12,930	11,087	41,400	17	(69)
Total financing to the private sector	512,061	542,818	679,079	(6)	(25)

(1) Includes IFRS adjustments.
(2) Includes certain off-balance sheet accounts related to guarantees granted.

As of September 30, 2021, total financing to the private sector reached Ps.512,061 million, 25% lower than the figure recorded from a year before mainly as a consequence of a Ps.93,427 million (19%) decrease in peso-denominated loans and a Ps.33,795 million (41%) decrease in dollar-denominated loans.

Market Share[(1)]					
Percentages, except otherwise noted	2021		2020	Variation (bp)	
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Total loans	11.17	11.77	12.69	(60)	(152)
Loans to the private sector	11.29	11.95	12.74	(66)	(145)

(1) According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

Banco Galicia's market share of loans to the private sector as of September 30, 2021, was 11.29%, decreasing 145 bp from September 30, 2020.

22

Financial Report

Breakdown of loans and other financing					
In millions of pesos, except otherwise noted		2021	2020	Variation (%)	
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Financial entities	6,139	5,533	17,257	11	(64)
Loans	6,123	5,532	17,257	11	(65)
Other financing	16	1	-	1,500	-
Non-financial private sector and residents abroad	487,582	519,626	620,456	(6)	(21)
Loans	475,795	509,845	600,334	(7)	(21)
Overdrafts	26,837	27,432	28,936	(2)	(7)
Promissory notes	148,614	160,293	209,855	(7)	(29)
Mortgage loans	17,510	19,008	24,139	(8)	(27)
Pledge loans	15,027	14,797	15,194	2	(1)
Personal loans	45,117	43,253	48,155	4	(6)
Credit-card loans	174,249	176,256	186,890	(1)	(7)
Pre-financing and financing of exports	19,803	30,287	47,268	(35)	(58)
Other Loans	5,218	5,892	14,715	(11)	(65)
Accrued interest, adjustments and foreign currency quotation differences receivable	25,440	34,389	27,989	(26)	(9)
Documented interest	(2,020)	(1,762)	(2,807)	15	(28)
Financial leases	1,452	1,744	3,028	(17)	(52)
Other financing	10,335	8,037	17,094	29	(40)
Total loans and other financing	493,721	525,159	637,714	(6)	(23)
Allowances	(28,557)	(30,933)	(30,240)	(8)	(6)
Loans	(28,187)	(30,557)	(29,829)	(8)	(6)
Financial leases	(14)	(10)	(59)	40	(76)
Other financing	(356)	(366)	(352)	(3)	1
Net loans and other financing	465,164	494,226	607,474	(6)	(23)

As of September 30, 2021, net loans and other financing amounted to Ps.465,164 million, decreasing 23% from September 30, 2020 primarily as a result of a Ps.61,241 million (29%) decrease in promissory notes, a Ps.27,465 million (58%) decrease in pre-financing and financing of exports and a Ps.12,641 million (7%) decrease in credit-card loans.

23

Financial Report

Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[1]					
In millions of pesos, except otherwise noted		2021	2020		Variation (%)
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Government securities' net position	267,433	331,150	319,206	(19)	(16)
Leliq	163,728	188,796	227,118	(13)	(28)
Botes	30,469	28,219	28,480	8	7
Other	73,236	114,135	63,608	(36)	15
Other receivables resulting from financial brokerage	241,380	134,624	55,303	79	336
Repurchase agreement transactions - BCRA	241,323	134,578	55,257	79	337
Loans and other financing	16	1	2	1,500	700
Trust certificates of participation and securities	41	45	44	(9)	(7)
Total exposure to the public sector	508,813	465,774	374,509	9	36

(1) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which Banco Galicia complies with minimum cash requirements.

As of September 30, 2021, Banco Galicia's exposure to the public sector amounted to Ps.508,813 million, representing a 36% increase during the last twelve months primarily due to the growth in repurchase agreement transactions with Argentine Central Bank.

Excluding the exposure to the Argentine Central Bank (Leliq and repurchase agreement transactions), net exposure to the public sector reached Ps.103,762 million (8% of total assets), while as of September 30, 2020, it amounted to Ps.92,134 million (7% of total assets).

24

Financial Report

Funding and liabilities

Deposits

In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
In pesos	734,388	751,829	716,938	(2)	2
Current accounts	179,729	172,466	141,669	4	27
Saving accounts	102,144	115,777	105,088	(12)	(3)
Time deposits	319,520	328,701	326,317	(3)	(2)
UVA-adjusted time deposits	15,997	23,501	6,187	(32)	159
Other	106,391	100,572	129,078	6	(18)
Interests and adjustments	10,607	10,812	8,599	(2)	23
In foreign currency	201,086	206,238	222,972	(2)	(10)
Saving accounts	115,278	117,753	114,206	(2)	1
Time deposits	35,717	38,899	53,388	(8)	(33)
Other	50,021	49,501	55,155	1	(9)
Interests and adjustments	70	85	223	(18)	(69)
Total deposits	935,474	958,067	939,910	(2)	-

As of September 30, 2021, Banco Galicia's deposits amounted to Ps.935,474 million, representing a slight decrease during the last twelve months. This was a consequence of the Ps.21.886 million (10%) reduction in dollar-denominated deposits, with time deposits decreasing Ps.17,671 (33%). These results were offset by a Ps17,450 million (2%) increase in peso-denominated deposits principally as a result of a Ps.38,060 million (27%) increase in current accounts (although time deposits and other deposits decreased, Ps.6,797 million (2%) and Ps.22,687 million (18%), respectively).

At the end of the Quarter, there were more than 6.3 million deposit accounts, 3% more than a year before.

Market Share[(1)]

Percentages, except otherwise noted	2021		2020	Variation (bp)	
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Total deposits	8.72	8.85	8.38	(13)	34
Private sector deposits	10.45	10.29	10.15	16	30

(1) According to the daily information on deposits published by the Argentine Central Bank. Balances as of the last day of each quarter.

As of September 30, 2021, Banco Galicia's estimated market share of private sector deposits in the Argentine financial system was 10.45%, increasing 30 bp from a year before.

25

. Financial Liabilities In millions of pesos, except otherwise noted 2021 2021 2020 Variation (%) 3Q 2Q 3Q vs. 2Q21 vs. 3Q20 Financial entities 10,557 12,135 14,314 (13) (26) Financing from credit‐card purchases 28,752 22,971 22,200 25 30 Notes 8,221 7,144 14,314 15 (43) Subordinated notes 24,736 26,917 29,273 (8) (15) Creditors from purchases of foreign currency 16,092 7,550 546 113 2,847 Collections on account of third parties 12,521 19,488 18,609 (36) (33) Other financial liabilities 13,016 11,311 16,046 15 (19) Total financial liabilities 113,895 107,516 115,302 6 (1) Financial liabilities at the end of the Quarter amounted to Ps.113,895 million, Ps.1,407 million (1%) lower than the Ps.115,302 million recorded a year before. This decline was mainly due to decreases of Ps.6,093 million (43%) in notes, as consequence of the expiration of those certain Class 5, Series II, Notes, and of Ps.3,757 million (26%) of financial liabilities with financial entities, mainly from international entities. 26 26

Asset quality Financing Portfolio Quality 2021 2021 2020 Variation (%) In millions of pesos, except otherwise noted 3Q 2Q 3Q vs. 2Q21 vs. 3Q20 Non‐accrual Financings 21,312 17,022 14,930 25 43 With preferred guarantees 1,130 1,091 1,885 4 (40) With other guarantees 874 672 2,138 30 (59) Without guarantees 19,308 15,259 10,907 27 77 Allowance for loan losses 36,616 37,303 45,017 (2) (19) Relevant ratios (%) Variation (bp) NPL Ratio 4.16 3.14 2.20 102 196 Allowance for loan losses to loans to the private sector 7.15 6.87 6.63 28 52 Coverage 171.81 219.14 301.52 (4,733) (12,971) Non‐accrual loans with guarantees to non‐accrual financing 9.40 10.36 26.94 (96) (1,754) Cost of risk 2.91 3.49 4.89 (58) (198) The non‐accrual portfolio (that includes certain items of other financial Considering the provisions for unused balances of credit cards and assets and guarantees granted) amounted to Ps.21,312 million as of overdrafts, Banco Galicia’s coverage of the non‐accrual portfolio with total September 30, 2021, representing 4.16% of private‐sector financing and a allowances for loan losses reached 171.81%, as compared to 301.52% from 196 bp increase as compared to the 2.20% recorded in the same quarter of a year before. the 2020 fiscal year. This increase was mainly due to the flexibilization of the parameters used for the classification of debtors established by the Argentine Central Bank. 27 27

Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2021 2021 2020 Variation (%) 3Q 2Q 3Q vs. 2Q21 vs. 3Q20 Allowance for loan losses At the beginning of the Quarter 37,303 37,734 41,879 (1) (11) Changes in the allowance for loan losses Provisions charged to income 3,765 4,785 8,081 (21) (53) Charge offs (974) (1,159) (1,044) (16) (7) Others ‐ 1 ‐ (100) ‐ Inflation effect (3,478) (4,058) (3,899) (14) (11) Allowance for loan losses at the end of the Quarter 36,616 37,303 45,017 (2) (19) Charge to the income statement Provisions charged to income (3,765) (4,785) (8,081) (21) (53) Direct charge offs (70) (162) (211) (57) (67) Bad debts recovered 616 457 217 35 184 Net charge to the income statement (3,219) (4,490) (8,075) (28) (60) During the Quarter, Ps.974 million were charged off against the allowance for loan losses and direct charges to the income statement in the amount of Ps.70 million were made. 28 28

Financial Report

Capitalization and liquidity

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with applicable regulations currently in force as of each specified period.

Regulatory Capital

In millions of pesos, except otherwise noted

	2021		2020	Variation (%)	
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Minimum capital required (A)	67,969	66,652	49,973	2	36
Allocated to credit risk	50,934	49,301	38,025	3	34
Allocated to market risk	1,977	3,438	973	(42)	103
Allocated to operational risk	15,058	13,913	10,975	8	37
Computable capital (B)	223,993	204,256	141,035	10	59
Tier I	196,958	173,159	116,222	14	69
Tier II	27,035	31,097	24,813	(13)	9
Excess over required capital (B) (A)	156,024	137,604	91,062	13	71
Risk weighted assets	831,066	815,202	610,815	2	36
Ratios (%)					Variation (bp.)
Total capital ratio	26.95	25.06	23.09	189	386
Tier I capital ratio	23.70	21.24	19.03	246	467

As of September 30, 2021, Banco Galicia's computable capital amounted to Ps.223,993 million, Ps.156,024 million (230%) higher than the Ps.67,969 million minimum capital requirement. As of September 30, 2020, this excess amounted to Ps.91,062 million (182%).

The minimum capital requirement increased Ps.17,996 million, as compared to September 30, 2020, mainly due to the growth of the regulatory requirements on risk weighted assets. Computable capital increased Ps.82,958 million in the same period primarily as consequence of the results generated during the Quarter and due to an increase resulting from the accounting for shareholders' equity as a result of certain inflation adjustments. The total capital ratio was 26.95%, increasing 386 bp during the last twelve months.

29

Liquidity 2021 2021 2020 Variation (%) Percentages, except otherwise noted 3Q 2Q 3Q vs. 2Q21 vs. 3Q20 Cash and due from banks 226,696 242,503 214,695 (7) 6 Government securities 140,955 186,643 139,764 (24) 1 Call‐money 1,403 184 7,613 663 (82) Overnight placements in correspondent banks 4,239 5,350 2,853 (21) 49 Repurchase agreement transactions 241,079 133,577 55,257 80 336 Escrow accounts 18,069 13,784 14,351 31 26 Other financial assets 552 505 127 9 335 Total liquid assets 632,993 582,546 434,660 9 46 Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 159.38 143.49 80.80 1,589 7,858 Liquid assets as a percentage of total deposits 67.67 60.80 46.24 687 2,143 As of September 30, 2021, Banco Galicia’s liquid assets represented deposits, as compared to 80.80% and 46.24%, respectively, as of 159.38% of Banco Galicia’s transactional deposits and 67.67% of its total September 30, 2020. 30 30

Naranja X is the fintech focused subsidiary of Grupo Financiero Galicia that engages directly with clients regarding the use of money. Naranja X provides technological solutions for matters of personal and business finance to millions of Argentines. Naranja X's focus is on being close to customers and providing them with simple tools that help them grow, improve their quality of life and access a world of possibilities. 31 31

32 32

Naranja X Highlights $2,183 million Net Income +304% vs . 3Q 2020 The data shown in the tables of this report and the 55.18% 22.44% consolidated ROE Efficiency financial statements +1,589 bp vs. 2Q 2020 ‐2,122 bp vs. 2 Q 2020 correspond to Tarjetas Regionales S.A., consolidated line by line with the subsidiaries 180 2,869 under its control. Branches and Employees other points of sale 8, 663 Credit Cards (in thousands) 33

Financial Report

Results for the Quarter

Income Statement

In millions of pesos, except otherwise noted		2021	2020	Variation (%)	
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Net interest income	8,440	8,247	4,991	2	69
Net fee income	6,539	6,210	5,598	5	17
Net results from financial instruments	94	77	681	22	(86)
Gold and foreign currency quotation differences	23	(9)	20	(356)	15
Other operating income	1,334	1,346	1,129	(1)	18
Loan loss provisions	(1,361)	(1,792)	(1,067)	(24)	28
Net operating income	15,069	14,079	11,352	7	33
Personnel expenses	(2,436)	(3,147)	(2,648)	(23)	(8)
Administrative expenses	(2,463)	(2,368)	(3,219)	4	(23)
Depreciations and devaluations of assets	(734)	(747)	(635)	(2)	16
Other operating expenses	(3,065)	(2,711)	(2,028)	13	51
Operating income	6,371	5,106	2,822	25	126
Results from the net monetary position	(2,649)	(2,851)	(1,761)	(7)	50
Income tax	(1,539)	(544)	(521)	183	195
Net income	2,183	1,711	540	28	304

Profitability and efficiency

Percentages, except otherwise noted		2021	2020	Variation (bp)	
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
ROA	5.58	4.62	1.93	96	365
ROE	22.44	18.84	6.46	360	1,598
Financial margin	21.16	21.83	19.87	(67)	129
Efficiency ratio	55.18	64.93	76.40	(975)	(2,122)

During the Quarter, Naranja X recorded net income of Ps.2,183 million, Ps.1,643 million higher than the figure recorded in the same quarter of the 2020 fiscal year. This profit represented an annualized 5.58% return on average assets and a 22.44% return on average shareholders' equity, as compared to 1.93% and 6.46%, respectively, from the second quarter of the 2020 fiscal year.

Net operating income for the Quarter amounted to Ps.15,069 million, increasing 33% from the third quarter of the 2020 fiscal year as a consequence of a higher net interest income (69%), which was due to a higher interest-earning asset, and higher net fee income (17%), which was due to increased prices in respect thereof.

34

Selected financial information Balance Sheet 2021 2021 2020 Variation (%) In millions of pesos, except otherwise noted 3Q 2Q 3Q vs. 2Q21 vs. 3Q20 Assets Cash and due from banks 3,037 2,650 2,193 15 38 Debt securities 122 244 796 (50) (85) Net loans and other financing 140,618 133,900 90,617 5 55 Other financial assets 1,387 1,410 7,308 (2) (81) Property, bank premises, equipment 5,913 6,114 6,381 (3) (7) Intangible assets 1,800 1,847 2,345 (3) (23) Other non‐financial assets 4,578 4,303 6,172 6 (26) Total assets 157,455 150,468 115,812 5 36 Liabilities Financing from financial entities 14,697 16,254 788 (10) 1,765 Other financial liabilities 72,098 68,608 59,650 5 21 Notes 20,749 19,511 13,376 6 55 Other non‐financial liabilities 10,287 8,655 8,406 19 22 Total liabilities 117,831 113,028 82,220 4 43 Shareholders’ equity 39,624 37,440 33,592 6 18 35

Financial Report

Asset quality

Loan Portfolio Quality					
Percentages, except otherwise noted		2021	2020		Variation (%)
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Non-accrual loans	4,631	3,417	6,352	36	(27)
Allowances for loan losses and provisions	7,475	7,888	12,384	(5)	(40)
Ratios (%)					Variation (bp)
NPL Ratio	3.15	2.43	6.27	72	(312)
Allowance for loan losses to loans to the private sector	5.09	5.61	12.22	(52)	(713)
Coverage	161.41	230.85	194.96	(6,944)	(3,355)
Cost of risk	3.95	5.09	5.95	(114)	(200)

As of September 30, 2021, taking into consideration the provisions for unused credit-card balances, the coverage ratio amounted to 161.41%, as compared to 194.96% recorded for the same period of the prior fiscal year.

Analysis of Loan Loss Experience					
In millions of pesos, except otherwise noted		2021	2020		Variation (%)
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Allowances for loan losses					
At the beginning of the Quarter	7,888	7,987	14,032	(1)	(44)
Changes in the allowance for loan losses					
Provisions charged to income	780	1,235	789	(37)	(1)
Reversals of allowances for loan losses	(265)	(162)	(789)	64	(66)
Charge off	(252)	(366)	(691)	(31)	(64)
Effect of inflation	(676)	(806)	(957)	(16)	(29)
Allowance for loan losses at the end of the Quarter	7,475	7,888	12,384	(5)	(40)
Charge to the income statement					
Provisions charged to income	(780)	(1,235)	(789)	(37)	(1)
Direct charge offs	(551)	(547)	(471)	21	40
Bad debt recovered	213	152	158	40	35
Net charge to the income statement	(1,118)	(1,630)	(1,102)	(25)	11

36

Since 1958, Fondos Fima has been managing mutual funds distributed by Banco Galicia through multiple channels and agents. 37

Fondos Fima Highlights $437 million Net Income ‐16% vs. 3Q 2020 The data shown in the tables of this report and the 10.30% $309,172 financial statements ‐310 bp vs. 3Q 2020 + Ps.30,628 million vs. 3Q 2020 correspond to Market Share Assets under mangement Galicia Asset (in millions) Management S.A.U. 23 Employees 38

Results for the Quarter Income Statement In millions of pesos, except otherwise noted 2021 2021 2020 Variation (%) 3Q 2Q 3Q vs. 2Q21 vs. 3Q20 Net interest income 33 9 1 267 3,200 Net results from financial instruments 108 104 64 4 69 Gold and foreign currency quotation differences 1 ‐ 13 ‐ (92) Other operating income 957 848 988 13 (3) Net operating income 1,099 961 1,066 14 3 Personnel and administrative expenses (136) (95) (142) 43 (4) Other operating expenses (59) (54) (58) 9 2 Operating income 904 812 866 11 4 Results from the net monetary position (119) (93) (74) 28 61 Income tax (348) (283) (269) 23 29 Net income 437 436 523 ‐ (16) 39

Assets under management Mutual fund 2021 2021 2020 Variation (%) In millions of pesos, except otherwise noted 3Q 2Q 3Q vs. 2Q21 vs. 3Q20 Fima Premium 232,719 213,839 209,875 9 11 Fima Ahorro Pesos 16,903 13,220 14,471 28 17 Fima Ahorro Plus 31,725 25,055 21,232 27 49 Fima Capital Plus 7,922 7,781 17,722 2 (55) Fima Renta en Pesos 8,530 5,638 2,404 51 255 Fima Renta Plus 4,628 3,957 1,877 17 147 Fima Abierto Pymes 919 921 1,020 ‐ (10) Fima Acciones 983 733 906 34 8 Fima PB Acciones 943 799 1,046 18 (10) Fima Mix I 2,650 2,440 2,284 9 16 Fima Renta Dolares I ‐ ‐ 2,648 ‐ (100) Fima Renta Dolares II ‐ ‐ 753 ‐ (100) Fima Renta Acciones Latinoamerica 68 92 76 (26) (11) Fima Renta Fija Internacional 1,182 1,298 2,230 (9) (47) Total assets under management 309,172 275,773 278,544 12 11 40

Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2021 2021 2020 Variation (%) 3Q 2Q 3Q vs. 2Q21 vs. 3Q20 Assets Cash and due from banks 370 290 431 28 (14) Net loans and other financing 509 173 ‐ 194 N/A Other financial assets 1,380 1,144 1,375 21 ‐ Other non‐financial assets ‐ 1 3 (100) (100) Total assets 2,259 1,608 1,809 40 25 Liabilities Other non‐financial liabilities 653 439 489 49 34 Total liabilities 653 439 489 49 34 Shareholders’ equity 1,606 1,169 1,320 37 22 41

Galicia Seguros' commercial activity began in 1996, as a subsidiary of Grupo Financiero Galicia. Today Galicia Seguros is a leader in home, theft and personal accident insurance. 42

Galicia Seguros Highlights $283 million Net Income The data shown in the ‐40% vs. 3Q 2020 tables of this report and the consolidated 45.20% 89.45% financial statements ROE Combined Ratio correspond to +655 bp vs. 3Q 2020 +995 bp vs. 3Q 2020 Sudamericana Holding S.A., consolidated line by line with the subsidiaries under its control. 331 3,011 Employees Insurance Polices (in thousands) 43

Financial Report

Results for the Quarter

Income Statement					
In millions of pesos, except otherwise noted		2021	2020		Variation (%)
	3Q	2Q	3Q	vs. 2Q21	vs. 3Q20
Earned premium	2,773	2,815	2,752	(1)	1
Incurred claims	(545)	(476)	(387)	14	41
Withdrawals	(12)	(5)	(9)	140	33
Life annuities	(4)	(4)	(4)	-	-
Acquisition and general expenses	(1,275)	(1,282)	(1,128)	(1)	13
Other income and expenses	(24)	(17)	(1)	41	2,300
Underwriting income	913	1,031	1,223	(11)	(25)
Interest income	282	483	213	(42)	32
Net results from financial instruments	(91)	(302)	(4)	70	2,175
Gold and foreign currency quotation differences	-	19	(1)	(100)	100
Other operating income	48	145	215	(67)	(78)
Net operating income	1,152	1,376	1,646	(16)	(30)
Personnel expenses	(386)	(371)	(377)	4	2
Administrative expenses	(168)	(166)	(197)	1	(15)
Depreciations and devaluations of assets	(68)	(107)	(90)	(36)	(24)
Other operating expenses	-	(7)	-	(100)	-
Operating income	530	725	982	(27)	(46)
Results from the net monetary position	(120)	(126)	(276)	(5)	(57)
Income tax	(127)	(210)	(231)	(40)	(45)
Net income	283	389	475	(27)	(40)
Other comprehensive income	(6)	9	19	(167)	132
Total comprehensive income	277	398	494	(30)	(44)

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Profitability and efficiency Percentages, except otherwise noted 2021 2021 2020 Variation (bp) 3Q 2Q 3Q vs. 2Q21 vs. 3Q20 ROA 16.13 22.83 20.26 (670) (413) ROE 45.20 64.20 38.65 (1,900) 655 Efficiency ratio 82.26 77.82 71.73 444 1,053 Combined ratio 89.45 86.14 79.50 331 995 Selected financial information Balance Sheet 2021 2021 2020 Variation (%) In millions of pesos, except otherwise noted 3Q 2Q 3Q vs. 2Q21 vs. 3Q20 Assets Cash and due from banks 39 130 403 (70) (90) Debt securities 35 3 ‐ 1,067 ‐ Net loans and other financing 9 36 762 (75) (99) Other financial assets 2,545 2,373 3,213 7 (21) Property, bank premises, equipment 854 816 819 5 4 Intangible assets 65 85 137 (24) (53) Assets for insurance contracts 2,875 2,589 2,360 11 22 Other non‐financial assets 1,061 925 1,082 15 (2) Total assets 7,483 6,957 8,776 8 (15) Liabilities Financing from financial entities ‐ 136 ‐ (100) ‐ Liabilities for insurance contracts 3,037 2,760 2,716 10 12 Other non‐financial liabilities 1,850 1,742 2,553 6 (28) Total liabilities 4,887 4,638 5,269 5 (7) Shareholders’ equity 2,596 2,319 3,507 12 (26) 45

Financial Report

Relevant information

Dividend Payment

On October 4, 2021, Fondos Fima paid a Ps.550 million dividend to Grupo Financiero Galicia.

On October 25, 2021, Galicia Seguros made a dividend payment of Ps.390 million, Ps.341.25 million of which was paid to Grupo Financiero Galicia and the remaining Ps.48.75 million was paid to Banco Galicia.

On November 10, 2021, Galicia Securities S.A.U paid dividends to Grupo Financiero Galicia in the amount of Ps.100 million.

Notes

On November 10, 2021, Tarjeta Naranja S.A. issued certain class L Notes in the amount of Ps.4,050 million, having a rate of Badlar +5% and a term of 1 year.

As of the same date, Tarjeta Naranja S.A. reopened its class XLIX, Series II, Notes, and issued Ps.426 million worth of the same having a rate of Badlar +7.24% and maturity date of August 13, 2023. This issuance was in addition to the PS.1,426 million issuance on August 13, 2021, of the same type of notes.

Capital Contribution

In October of 2021, Cobranzas Regionales received a capital contribution of Ps.366 million from Naranja X, and of Ps.19 million from Tarjeta Naranja S.A.

In addition, Naranja X made a capital contribution to Naranja Digital Compañia Financiera in the amount of Ps.100 million.

COVID-19

Since the end of March 2020, Grupo Financiero Galicia and its subsidiaries have continued their collective operations under the challenging circumstances imposed by the spread of the Coronavirus (or COVID-19).

This pandemic continues to generate various consequences impacting business and economic activities globally. New variants that have appeared, such as the “Delta” variant, could result in a return to isolation and new restrictions. As of the date hereof, the activities of GFG have generally returned to pre-pandemic practices. However, it is uncertain how things will evolve in the future.

The final scope of the COVID-19 pandemic and its impact on the global and Argentine economy are still unknown. Although, as of the date of this report, Grupo Financiero Galicia and its subsidiaries have suffered a limited impact on their results and operations as a consequence of the pandemic, the impact of a lower level of activity and of higher unemployment could be significant in the future.

The Board of Directors of GFG continues to analyze the situation as it evolves and is committed to taking all measures within its power to guarantee business continuity and preserve the health and safety of its employees, customers and other stakeholders.

46

Regulatory changes Net global position of foreign currency On November 4, 2021, the Argentine Central Bank, through its Communique A 7395, imposed certain restrictions on financial entities so that they could not increase their spot net global position in foreign currency. Such position cannot exceed the lower of the spot position as of November 4, 2021, and the monthly average of diary balances in October of 2021. Securities issued by residents are excluded from this calculation. Settlement of government securities Through General Resolution 911, the Argentine National Securities Commission established a new limit on sales of dollar‐denominated securities issued by the Argentine National Government. Since November 16, 2021, this new limit amounts to a face value of 50.000 as of the end of each week. 47

Glossary and additional information Non‐accrual portfolio: includes loans classified under the following Combined ratio: (acquisition and general expenses + personnel expenses + categories of the Argentine Central Bank classification: With Problems and administrative expenses + depreciations and devaluations of assets + Medium Risk, High Risk of Insolvency and High Risk and Uncollectible. incurred claims + other income and expenses) / (earned premiums + withdrawals + life annuities). NPL ratio: non‐accrual portfolio / total financing. Cost of risk: (loan‐loss provisions + loan‐loss provisions on unused ROA: net income attributable to the company on average assets. balances of credit‐cards and overdrafts, and on guarantees granted) / average financing. ROE: net income attributable to the company on average shareholders’ equity. Coverage: (allowance for loan losses + provisions for unused balances of credit‐cards and overdrafts and guarantees granted) / non‐accrual financing. Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (divided by net interest income plus net fee income + net result from financial instruments + foreign currency quotation differences + insurance premiums earned + certain items included in other operating income ‐ other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income‐ and expenses ‐contribution to the deposit insurance fund, other financial expenses, other fee‐related expenses and turnover tax on financial income and fees‐ + result from the net monetary position). Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income ‐other financial income‐ and expenses ‐contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income‐) / average balance of interest‐earning assets. 48

Inflation, exchange rate and interest rates 2021 2021 2021 2020 2020 3Q 2Q 1Q 4Q 3Q (1) Consumer price index (IPC) 528.4968 483.6049 435.8657 385.8826 346.6207 Consumer price index (IPC) (%) 9.28 10.95 12.95 11.33 7.65 (2) Wholesale price index (IPIM) (%) 7.73 11.53 16.34 13.83 11.76 (3) Acquisition value unit (UVA) 88.76 81.13 71.92 64.32 58.52 (4) Exchange rate (Ps./US$) 98,74 95.73 91.99 84.15 76.18 Badlar (quarterly averages) 34.15 34.11 34.1 32.52 29.64 (1) Published by the INDEC (Argentine National Institute of Statistics) (2) Reference exchange rate as of the last working day of the quarter, in accordance with Communiqué “ A” 3500 from the Argentine Central Bank. (3) Private banks’ 30‐day time deposits rate for amounts over Ps.1 million. 49

Contact us www.gfgsa.com +5411 6329 4881 inversores@gfgsa.com 50